

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2021

Sanjeev Goel
Chief Executive Officer
Cartica Acquisition Corp
1775 I Street NW, Suite 910
Washington, D.C. 20006

> **Re: Cartica Acquisition Corp**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted September 20, 2021**
> **CIK No. 0001848437**

Dear Mr. Goel:

We have reviewed your amended draft registration statement and have the following comment. In the comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted September 20, 2021

General

1. Please update your financial statements and related information to include the interim period ended June 30, 2021 as required by Rule 8-08 of Regulation S-X.

   You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Lilyanna Peyser at (202) 551-3222 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Richard Baumann